ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held March 11-13, 2014, the Board of Trustees for the Registrant approved the investment policy change for the JHF II Capital Appreciation Value Fund to increase the Fund’s investments in non-investment grade securities and loans from 15% to 25% of the Fund’s total assets.

The Board approved the removal of RS Investments for the JHF II Natural Resources Fund effective March 20, 2014.

The Board approved the liquidation of the JHF II Fundamental Value Fund, scheduled to occur after the close of business on or about June 26, 2014 ; and the de-registration of the JHF II Financial Services Fund.

The Board approved the benchmark index change for the JHF II Investment Quality Bond Fund from 50% BC Government Bond Index and 50% BC Credit Bond Index to Barclays U.S. Aggregate Bond Index.

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At a regular meeting held June 23-24, 2014, the Board of Trustees for the Registrant approved the plan of liquidation for the JHF II Mutual Shares Fund (Franklin Templeton), which was scheduled to occur on or about July 23, 2014.

The Board approved the Investment Policy change for the JHF II Value Fund (Invesco). The principal investment strategies of the fund are amended to permit the fund to hedge non-U.S. currency exposure through the use of forward foreign currency contracts.

The Board approved the benchmark index change for the JHF II International Small Company Fund from MSCI EAFE Small Cap Index to MSCI World ex-U.S. Small Cap Index.